ASX/MEDIA RELEASE	3rd May 2005

BrachySilTM to be Presented at Annual ESTRO Conference
European Society for Therapeutic & Radiation Oncology

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that current data from its lead cancer product BrachySilTM will be presented at this year’s European Society for Therapeutic and Radiation Oncology Conference in Budapest on 5th May 2005. The conference is an opportunity to share and validate the Company’s promising findings with an international scientific, clinical and industrial audience.

Data on all 8 planned patients has demonstrated marked tumor regression as determined by CT scanning, up to 100% in some smaller tumors. This study represents the first step in the regulatory programme leading to product approval and was specifically focussed on the safety and tolerability of this proprietary treatment for solid tumors. Importantly the study has found that all patients tolerated study procedures and the investigational treatment well, with no significant product-related findings and with all patients discharged from the clinic the day following treatment.

BrachySilTM is a micron sized particle in which the isotope 32 phosphorus is immobilised. pSivida believes that this product is advantageous in that it demonstrates a high degree of isotope targeting and retention, thus maximising the therapeutic load on the tumor whilst reducing the risk of radioactivity affecting healthy hepatic tissue or entering the systemic circulation; a finding borne out by the data from this critical study.

pSivida’s commercialisation strategy as an R&D-focussed business is to seek a sales and marketing partner for the product.

pSivida also announced on the 8th April 2005 that the Company would be commencing a Phase IIa human clinical trial using BrachySilTM later this year for pancreatic tumors as a second market for BrachySilTM, in addition to liver tumors. It is expected that the BrachySilTM product will also be applicable to a range of other solid tumor cancer markets which the Company intends to progressively address.

-ENDS-

Released by:

In Australia: Josh Mann, CFA Investor Relations pSivida Limited Tel: + 61 8 9226 5099 joshuamann@psivida.com	In US: Beverly Jedynak President Martin E. Janis & Company, Inc. Tel: 312-943-1100 ext. 12 bjedynak@janispr.com

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 24 patent families, 28 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.